SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TECH LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

878249101

(CUSIP Number)

Martin McNeill, 80 Broad Street, 26th Fl., New York, New York 10004; (800) 378-6907

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 878249101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin McNeill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,817,213
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,817,213
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.99%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Tech Laboratories, Inc., a New Jersey Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202.

Item 2. Identity and Background.

This statement is being filed by Mr. Martin McNeill (“Mr. McNeill”). The acquisition of shares reported in this Schedule 13D was made by Mr. McNeill. Mr. McNeill’s principal occupation is as a broker for RF Lafferty & Co., Inc. Mr. McNeill’s business address is 80 Broad Street, 26th Floor, New York, New York 10004.

During the past five years, Mr. McNeill has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McNeill is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 30, 2007, Mr. McNeill entered into and closed stock purchase agreements with various shareholders of the Issuer, pursuant to which Mr. McNeill obtained an aggregate of 1,817,213 shares of the Issuer in exchange for an aggregate purchase price of $18,172.13, paid out of Mr. McNeill’s private funds. No part of the purchase price paid by Mr. McNeill was borrowed or otherwise obtained for the purpose of acquiring the securities of the Issuer.

Item 4. Purpose of Transaction.

Mr. McNeill acquired these shares as an investment in the equity of the Issuer.

Except as set forth in this Item 4, Mr. McNeill does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of April 30, 2007, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. McNeill is 1,817,213 shares or 17.99%. Mr. McNeill has the sole power to vote or dispose of all of his respective shares. Mr. McNeill has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McNeill and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 10, 2007	By:	/s/ Martin McNeill
Martin McNeill